UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

The notice of Delhaize Group, an English translation of which is attached hereto as Exhibit 99.1, was mailed on or about April 27, 2009 to holders of Delhaize Group’s ordinary shares, in connection with an Ordinary and Extraordinary General Meeting of Shareholders to be held on Thursday, May 28, 2009, at 3:00 p.m., local time, at the Corporate Support Office of the company, Square Marie Curie 40 in Anderlecht, Brussels, Belgium (the “Combined OGM-EGM”).

The information statement of Delhaize Group, which is attached hereto as Exhibit 99.2, was made available on or about April 27, 2009 to the holders of Delhaize Group American Depositary Shares as evidenced by American Depositary Receipts, each representing one ordinary share, in connection with the Combined OGM-EGM.

Exhibit Index

Exhibit	Description

Exhibit 99.1	Form of notice to holders of Delhaize Group ordinary shares of the Combined OGM-EGM (English translation)

Annex 1 to Exhibit 99.1	Form of notice of intent to attend the Combined OGM-EGM (English translation)

Annex 2 to Exhibit 99.1	Form of proxy in the form approved by Delhaize Group (English translation)

Annex 3 to Exhibit 99.1	Form of notice of intent to vote by correspondence for the Combined OGM-EGM (English Translation)

Annex 4 to Exhibit 99.1	Information statement providing additional information on the agenda items (English translation)

Annex 5 to Exhibit 99.1	2008 annual report of Delhaize Group (incorporated by reference to Delhaize Group Report on form 6-K filed May 4, 2009)

Annex 6 to Exhibit 99.1	Document comparing the current version of the articles of association with the amended version as proposed to the Combined OGM-EGM (English translation)

Exhibit 99.2	Information statement made available to holders of Delhaize Group American Depositary Shares regarding the Combined OGM-EGM

Annex 1 to Exhibit 99.2	Agenda of the Combined OGM-EGM

Annex 2 to Exhibit 99.2	Voting instruction form to holders of Delhaize Group American Depositary Shares

Annex 3 to Exhibit 99.2	Document instructing holders of Delhaize Group American Depositary Shares of availability of proxy materials on the Internet and procedures for requesting a hard copy

Annex 4 to Exhibit 99.2	Document comparing the current version of the articles of association with the amended version as proposed to the Combined OGM-EGM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: May 26, 2009	By:	/S/ G. LINN EVANS
G. Linn Evans
Vice President